Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

         The following is a transcript of an audio discussion posted on The Gillette Company’s internal website:

THE GILLETTE COMPANY CONFERENCE CALL January 28, 2005

CALL PARTICIPANTS

•	JIM KILTS	Gillette Company
Chairman of the Board, CEO, and President

•	NED GUILLET	Gillette Company
Human Resources

•	WARREN BUFFETT	Berkshire Hathaway
Chairman

PRESENTATION

Jim Kilts: Well, good afternoon everyone. This is an historic day for our Company. At the same time, I know it's a little bit of a sad day, too. We've been an independent company for over 100 years with a great history and proud people. But, it represents an historical opportunity to create an unparalleled Company, the best Consumer Products Company in the world.

I will tell you that I want to apologize to some of you because even my secretary, Denise, I never got to her before the 10:00 announcement on the news. What happened is we had the Board meeting and between Procter & Gamble, we can feel so good about our culture combining with Gillette and Procter & Gamble, working with the Procter & Gamble team because we were able to keep one of the biggest deals in the history of American business quiet and without a leak.

We had the Board meeting. We had a lot of people involved. Everybody kept the confidentiality. And of course we went to New York City, home of the New York Yankees, and it all leaked out.

So I apologize for that. We didn't want it to happen like that. So we got it on the wire as soon as we could. We wanted to call the key managers and do as many phone calls as we could early this morning before the announcement was made. But those things happen.

But I got to tell you, I'm excited about the prospects for the future and I hope you will be, too.

And what I want to do today is talk about the best Consumer Products Company in the world, the best a man can get, the best a woman can get with the Procter & Gamble portfolio, the best a customer can get. And we think it'll be, investors will know, it's the best that they can get.

But let's talk and, finally most importantly, something we've talked about and we've focused on for the last 4 years - making the Company the best an employee can get.

And the Board of Directors, I would have never done this deal unless we felt that we were going to create a Company that was the best an employee can get.

Let's go through a brief agenda. I know what you're interested in deal structure is one thing. Just so everybody's clear. The press has got it probably about 90% right. But let's march through that.

What this means to the Company, and I'll spend a few minutes on that so you get some background. But importantly what this means to you. Then we'll take some questions and answers. And Ned Guillet will come up and give you some more details on some specifics of our human resource plans.

But let's first of all talk about the deal structure. Gillette will be merged into Procter & Gamble. This should take, well, about 4 to 7 months. We'll come back to that.

Every Gillette share will be converted to .975 of a Procter & Gamble share. A thousand Gillette shares equals 975 Procter & Gamble shares. One thousand Gillette options will be converted to 975 Procter & Gamble options, if you decide to roll your options over.

All current Gillette options vest at the deal's close. And you can cash out or rollover into P&G stock.

So, we expect, as I said, to close in 4 to 7 months. Of course, the attorneys got a hold of it this morning and said 6 to 9 months. So it's someplace in between 4 and 9 months that we'll be closing, we think.

We need, clearly, shareholder and regulatory approval.

Let's talk about what this means to the Company first.

I think this is a real case of one plus one equals three. The Gillette Company plus Procter & Gamble equals the best Consumer Products Company in the world. And what we've talked about over the last 4 years, our dedication to become the best Consumer Products Company in the world.

And Procter & Gamble we kind of looked at as our greatest competitor in capturing that title. Well I think now it's clear the combination of the 2 Companies make us clearly the best Consumer Products Company in the world.

When I talked to the media and the analysts this morning, somebody asked me why did you do this? And I said strength plus strength equals success. Both Companies had completed a 4-year turn around. We've had terrific momentum in both Companies. We've got a great pipeline of innovation. We're both committed to building opportunities for our employees. And this combination makes us, or gives us, a high, the highest probability of success.

I think in my mind this will be the most successful deal ever done in consumer products.

Well, what do we have? Two great organizations, complimentary strengths, similar in culture, shared vision, and great potential for superior, sustainable growth.

We really do, when you look at the Companies, have complimentary strengths. I mean we believe in technology. We believe in consumers. We believe in serving customers. We have very similar cultures.

I told you about the work we did over the last few days and how closely we worked with the members of the Procter & Gamble team to get the job done over the last few days to do the deal. And we're convinced that our cultures are very, very similar.

We have a shared vision to be the best Consumer Products Company in the world. And clearly, both Companies have great momentum in the marketplace with high performance operations. We believe with higher growth for our brands and our people for the long-term, and real value creation.

If you think about the new Company, it will have $21 billion brands. Now, as I'll tell you later, I've got AG coming on Friday to have a bigger meeting so you can hear a little bit more about the Procter & Gamble Company. But these are the categories in which we compete - baby and family care with brands like Bounty and Charmin, beauty care Always, Olay, Pantene, fabric and home care Bounty, Tide, Oral Care, Crest, Oral-B, snacks and beverages, Folgers, Pringles, blades and razors, you know our brands, batteries, small appliances, pet food with Iams, and the healthcare business with brands like Actonel. It's a $2 billion business, osteoporosis for women.

But this is an unparalleled portfolio of brands. And when you look at it in the context of the competition, Procter & Gamble had 16 of these billion dollar brands. Gillette has 5 of the billion brands. And this is - this represents the competition. So we just basically step out in front of all the competition in the strength of portfolio.

We had the highest market capitalization of any Consumer Products Company. Close to $200 billion, second highest annual sales of any Consumer Products Company, approximately $63 billion.

Broad and balanced geographic presence, operations in more than 200 countries and territories, 45% of the business will be in North America, 25% in Europe, 13% in Asia, 6% in Latin America, and 11% in the rest of the world.

As I talked about before, shared value and culture. Driven by excellence of execution. Both Companies execute with excellence.

Focused on innovation, innovation for our customers and our consumers, a connection with our consumers, a connection to serve our customers.

Quality and cost reduction, committed to developing people and upgrading capabilities. No other company in anywhere that I've ever seen has had the commitment to develop people and had the reputation for developing great people like the Procter & Gamble Company. We've worked hard on this over the past 4 years. We've come a long way. But the combination is going to bring us even further ahead.

And we at both Companies adhere to the highest ethical standards. Integrity comes first consumers and customers come first.

So the question is and the question you probably have, I know this is the question the Board asked itself when we're evaluating a situation. I kept challenging myself on this as we went forward.

Why shouldn't we go it alone? Our performance has been great.

That's the best question you can ask and let me tell you the Board's perspective and my perspective.

Both Companies are starting from a position of strength. But Gillette has achieved a complete turn around over the past 4 years. Our sales and earnings - our earning momentum has been regained. Net sales year-to-date for 2004, we'll announce our total year results next Thursday.

But year-to-date for 3 quarters we're up 11%. Profit from operations up 25. That's off of a terrific year last year, net income up 26 and earnings per share up 27%, tremendous numbers.

We've improved the quality of our P&L. Our cost of goods has improved by 450 basis points. Our other operating expenses improved by 350 basis points.

Net interest expense is down. Our tax rate is down. And advertising, all those costs coming out we can afford more advertising, more investment, and building the business. We're clearly on a roll.

And we've moved up from the bottom of our competitive rankings. This is simply the growth rankings of our, of the Gillette Company versus our peer companies. And we've moved up from, actually we're - in the years 2001 and before we were down at the bottom of our rankings, 4, 3, and 2 in the last 3 years.

Despite these accomplishments and record performance, there are a few things we looked at as we evaluated the future of the consumer products industry.

We had a very heavy reliance on a single category, blades and razors, representing nearly two-thirds of earnings. The greatest category in the world, but it represented two-thirds of our Company.

We had limited scale compared with our customers and some of our other competitors. The scale makes a difference in consumer products cause scale gives you efficiency, it gives you cost advantage that you can use to leverage back into the business in the form of more investment in either advertising, development, or R&D.

And we saw an environment of rapid consolidation in all segments of consumer products. And clearly the big customers are getting bigger and bigger.

Our best course, the Board of Directors made a decision, which is to join with a powerful, global Company that has shared values, accelerate the growth of our brand, realize significant added value for our key constituents as shareholders, our employees, and our customers.

The benefits of the union with Procter & Gamble is that it assures ample resources and highly developing infrastructure to accelerate brand growth, strengthens our excellent R&D capability. Procter & Gamble invests at a rate twice as high as we invest in technology.

We believe in technology. We're aggressive investors. Procter & Gamble is even more aggressive in investing in technology to drive innovation. And our categories are so complimentary.

It delivers great shareholder value. Our shareholders do very well in this transaction. And most importantly, it's a stock deal. So the future growth will really allow the deal to develop greater shareholder value over time.

It enhances the growth in development prospects of the Gillette associates.

What we've done is secured a Company that will clearly be the leader in all consumer products for as far as you can see ahead of us. That means greater growth, greater opportunities for our associates. And it perpetuates our core values in culture.

Procter & Gamble itself has had great momentum and strength. It's completing 4 years of a turn around similar to Gillette. Its top 16 brands have 8% volume growth for the past 3 years.

The top 10 core categories have 9% volume growth for the past 3 years. The top 10 developing countries have a 13% volume growth for the past 3 years.

Well, how does this effect shareholders? We've created over $27 billion of value since those dark days of 2001. I think I started in January of 2001 and we went out and told Wall Street what the prospects for 2001 were in April. And since that time, we built about $17 billion from what we've done to turn around the Company and about $10 billion of value from the transaction.

And the value of the Company has doubled since April of 2001. And that's due to your efforts, your hard work, your dedication, and your striving to become the best Consumer Products Company in the world.

And this will bounce over the next days as the shares trade up and down, but this is a terrific record and something you can all be very proud of.

Well, at the same time we talk about all these facts, I know that a primary concern is how this transaction will affect each of you. There's no question that the months ahead will bring change, which, as we've talked about before, is never, never easy.

I think everyone can view change as either a problem or an opportunity. My experience has taught me that many times when I view change as a problem, it was, in fact, a real opportunity. And I hope that's how you will view the future.

For most of our employees this transaction will mean expanded opportunities in a thriving Company. I expect many of you will rise in the management ranks in the combined Company in the years ahead.

However, as you have seen in the press release, there will be job losses in order to deliver the value on which the transaction is premised. I think it's fair to say that although many of those losses will occur at the Corporate Office, AG Lafley has made it clear to me that Procter & Gamble wants to field the best possible team with members coming from both Gillette and Procter & Gamble.

It is this kind of transaction that the Board had in mind when we implemented special severance protection from. These protections kick in after a change in control and they protect compensation and benefits including stock options.

But I know this doesn't fully address the uncertainty that the transaction creates for all of you. To that end, my priority it to let you know where you stand on a regular basis and you should know that I am committed to staying with the combined Company as Vice Chairman and a member of the Board of Directors after the transaction closes for at least one year.

I am committed to a successful integration to make this the best Consumer Products Company in the world.

Once we've designed the process of how the integration of the 2 Companies will proceed, I'll tell you about that process. We'll establish a special employee web site to help keep you updated. I can't predict exactly when our process will be finalized, but I know that in the mean time, each of us is best served by focusing on our jobs and delivering another great year of performance.

As I said in my letter to you, I hope you will hold your heads high. Your performance over the last 4 years has been truly outstanding. And your commitment during this period is equally important.

I know I can count on your professionalism. I know I can count on you and you can count on our new Company.

I can also tell you that next Friday morning, as I said, I'd ask AG Lafley, the CEO of Procter & Gamble to come here and talk about their business and their operating philosophy.

I think you'll enjoy listening to what he has to say. We will send you an e-mail on the precise time but we will be back here probably at the Marriott.

Before I take your questions, let's hear about the deal from our largest shareholder.

(START VIDEO)

Warren Buffett: I'm Warren Buffett. I'm Chairman of Berkshire Hathaway. And back in 1989 Berkshire bought what's now the equivalent of 96 million shares of Gillette.

During that entire period we've never bought or sold a share. I've been happy with the investment. But I have to tell you, I'm a lot happier today.

This merger is going to create the greatest Consumer Products Company in the world. A company with a market cap close to $200 billion, combining 2 Companies that already had outstanding records, outstanding managements, outstanding products. It's a dream deal. And to quantify that description, I intend and will purchase enough shares of either Procter & Gamble or of Gillette so that by the time the deal ends or is made, we will have 100 million shares of Procter & Gamble stock.

That makes the math a little easier, but that's not the reason I'm doing it. I'm doing it cause I like this deal.

(END VIDEO)

Jim Kilts: Couldn't have said it better myself. And what I've done is I'm going to rollover all my options, all my stock into the new Procter & Gamble Company. I've agreed to hold it for at least 2 years. And I am committed to make this the best Consumer Products Company in the world.

And make sure that we have the best integration in the history of any Consumer Products Company and to make sure you all are treated like you should be treated. And to be part, and most of you will be part of a new Company. And the new Company is going to grow and thrive and be the standard of excellence in this world for many, many, many years to come.

Now with that, I'd like to have Ned Guillet come up because I know you're going to ask me all these questions that I really don't know the specifics of. And Ed has done a wonderful job.

And I got to tell you that your management team, that my staff, the people who are involved in the deal, Chuck Cramb, Ned Gillette, Ed DeGraan, Peter Klein. Who did I forget? Oh, John Manfredi. He's connected to me so I forget him over the last few days.

Well of course, Richard. How could I forget Richard? I guess because - the reason I forget Richard is cause we've been talking at 2:00 in the morning a little too often.

But that's a team that's been involved in the negotiations. They've done a spectacular job representing this Company as the consummate professionals they are and dealing with a fine group of professionals on the other side.

You know how these things get, though. They get contentious. Even with the best intentions, they get contentious at times. Our people handled themselves brilliantly and distinguished themselves. And we all feel terrific about the team on the Procter & Gamble side. And we are all confident that this thing will come together and we will have the most powerful juggernaut in the history of consumer products.

So before I get more excited about that, let's have Ned come up.

Ned Guillet: Thanks, Jim. I intend to be very brief.

I know at a time like this and I reported to our Board yesterday in New York that at a time like this there are about a thousand questions and maybe only a half a dozen answers.

But as time goes on, the questions may increase may increase slightly but the answers will increase exponentially.

But what I wanted to do for you is what I did for the Board when asked yesterday to remind everybody here and around the world that we have for many years in place, well established change of control contracts, policies, and plans that really are designed to help the organization to focus on what's most important. And that is focus on continuing to drive the business forward.

Those plans, I want to give you some highlights and as the weeks and days and months unfold, you'll hear more and more about them.

Those plans include that for the 2-year following the change of control. Procter & Gamble will maintain the overall level benefit, employee benefit levels for 2 years. Overall compensation levels will be maintained for 2 years following a change in control, and as Jim mentioned, all outstanding, unvested stock options will immediately vest upon change of control.

We've also maintained in the merger agreement that until between now and the effective date it is business as usual. And as you know, we have a global annual merit increase coming up in April, incentive bonus recommendations to our Board in March, and stock option recommendations to our Board in June, all of which we plan and will continue to implement, including promotions, hires, and so on.

Procter & Gamble has also agreed to allow any employee who wishes to do so to rollover his or her stock options under the conditions of their plan, which I can assure you are equal to and in some cases better than the terms and conditions of our plan.

And finally, any employee who happens to lose his or her job through reasons other than cause through 2 years following the merger, there are severance protections in place around the world, depending on countries and various statutes, that will protect employees and help ease the transition to a new job.

I think it's also important to remember that outside of this we're dealing with a company that is a world-class, high integrity company. I've known my counterpart, Dick Antoine, for several years as part of a professional association and I've come to know him a lot better this week as we spent many hours together on the phone and in person.

They are a world-class company. They have high integrity.

I met with the senior HR team this morning. All of the business partners from around the world to talk about communication plans going forward. We're establishing a process with John Manfredi and Eric Krause (ph) and their team to make sure that as information becomes crystallized we will get it to the appropriate regions of the world as quickly as possible.

I also, as Jim mentioned, my counterpart and I will be getting together with A.G. and Jim very soon to talk about how we think about putting this Company together, these 2 great Companies together and look at melding the talent of the Company.

We'll go on. I think we plan to meet as early as Friday and then begin the discussions beyond that.

There's a lot more to come but I think, and we will communicate that as it becomes available, but I think I've given you a flavor for what's in place so that we can reassure our teams around the world. And we're going to provide the operating committee with information so that they can in turn continue to communicate.

So I think that, as I said, watch this space because there will be much more communication to come. Jim?

Jim Kilts: Well, it was clear to me as I thought about this transaction, we talked to our Board of Directors that the consumer products industry needed to consolidate and would consolidate.

I think we took the lead and said who do we want our partner to be? And we said let's take the best Consumer Products Company in the world, other than ours. And what we've done now is created, without a doubt, the best Consumer Products Company in the world.

And I feel very good that we took the lead in doing that and that we are not left with the leftovers. But we wind up with the best product, Consumer Products Company in the world.

With that, let's take any questions you have.

Ned, you did such a good job here.

Any questions?

QUESTION AND ANSWER SESSION

Unidentified Company Representative: Hey, Jim. The Boston Herald today had the number of job losses being about 4,000 to 6,000 with most of those coming from the Boston area. Can you clarify that and shed some light on that?

Jim Kilts: Yes. We told the analysts today, and these are all rough numbers, we think about 6,000 people between the 2 Companies. And A.G. and I have talked and the cuts are going to come from both Companies but about 6,000 people.

But when you think about that, it's 4% of our combined 140,000 employees. And clearly we're a global Company and the Boston number is totally erroneous. We'll have some of those dislocations across the world as most of our employees are actually outside the U.S.

Yes, sir, back there. You can probably shout. I can hear you.

[Inaudible question - microphone inaccessible]

Jim Kilts: The new Company, the headquarters is in Cincinnati. But we'll have a presence. For example we'll have a big presence always in Boston, clearly. And we've got to decide how we're going to put that together.

And the analysts kept pushing today. What are you going to do? How are you going to do it?

And both A.G. and I said that what we have is a tremendous team. We're going to bring out management teams together and we're going to work together to figure out how to put the Companies together.

Cleary, Duracell's going to stay in Bethel. Blades and razors clearly will stay in the Boston area. We still have, we'll have discussions on the best place for personal care and how that'll all happen. We'll have discussions on best place for oral care. How that can be managed. And Braun will clearly stay in Germany.

Unidentified Company Representative: Eric's making me ask this. Will it be P&G stadium?

Jim Kilts: It will be Gillette stadium, the home of the 3 time World Champions.

I talked to Bob Kraft this morning and he's excited about bringing in some more participation into Gillette stadium with the Procter & Gamble brands.

Unidentified Company Representative: Hi, Jim, maybe a couple of things. Will there be a transition team established beyond your op com level? And the other one is, will we change any product launches that are coming up immediately as a result of this?

Jim Kilts: Well the second one I'll answer first. And product launches will have no changes. There's so much opportunity. Unless there's some good reason that we think we're going to combine and we can even do better. But I think we'll stay the course on all the product launches. If anything unique comes up, we'll talk about it. But I don't anticipate that.

As far as the teams, yes. We'll have more process of creating teams.

I've had experience doing this before in the combination of Kraft and General Foods. I've learned a lot. I think our Company has had experience in integrating Duracell and Gillette. And we wrote a Harvard Business Case on how not to do it.

What I want to do this time is write the Harvard Business School Case on how to integrate 2 great companies so that one plus one really does result in three. And I'm confident it will.

Any other questions, I know you're a little shell - I'm a little shell shocked myself. I started today, got up. I went to bed about 1:30 still getting some pieces together and finding out that we've leaked all over and trying to call some people until well into the night. And then I got up this morning about 4:30 to talk to the analysts.

And the first thing I did was stood up at the podium and the monitors went off, the lights went off, everything broke down. So then we recovered that, had our analysts meeting and then I've been in front of CNBC and Associated Press with all the microphones.

So I'm a little bit punchy now. But I'm well enough and clear-headed enough to say that you have done such a fantastic job. I'm so proud of you. I know I'll be proud of you as we go forward. And for those of you who are going to stay with the Company, which is I hope a great majority, I know a great majority of you will. I know you're going to have great future opportunities in this new Company.

For those of you who will, for whatever reason, we're not going to go forward together, this Company will be behind you and we'll have a high quality way of supporting the transition.

So with that, I thank you all and we'll see you next week.

--- END OF THE CALL

* * *

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.